Exhibit 99-1

Report on Form 053

The object of the event: The effects of the decrease in the dollar exchange rate

Koor Industries Ltd. ("Koor") hereby notifies that it foresees that the results of the first quarter of 2008 will include a net expense, estimated at approximately NIS 80 million, due to the effect of the decrease in the dollar exchange rate in such quarter (about 4.2%) on the net assets of Koor.

The above data include preliminary assessments and partial data currently in the possession of Koor. Such data have not yet been processed, or undergone final verification and auditing by Koor's auditors. Hence, they might differ from the data mentioned above.

Date on which the Company learned of the event:
The above matter was consolidated at the end of 2007, and Koor dealt recently with its collecting and assessing.